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                   [LEBOEUF, LAMB, GREENE & MACRAE LETTERHEAD]


                                                  February 28, 1996


MidAmerican Energy Holdings Company
666 Grand Avenue
Des Moines, Iowa

MidAmerican Energy Company
666 Grand Avenue
Des Moines, Iowa

Ladies and Gentlemen:

          We have acted as special counsel to MidAmerican Energy Holdings Company, an Iowa corporation ("MEHC"), regarding the application of the Public Utility Holding Company Act of 1935, as amended (the"Act"), to the reorganization set forth in the Agreement and Plan of Exchange (the "Exchange Agreement"), dated as of January 24, 1996, between MEHC and MidAmerican Energy Company, an Iowa corporation ("MidAmerican").

          You have requested our opinion as to whether, following the completion of the transactions set forth in the Exchange Agreement (the "Share Exchange"), MEHC will have a good faith basis to claim an exemption from all provisions of the Act under Section 3(a)(1) of the Act pursuant to Rule 2 thereof, except
Section 9(a)(2) of the Act.

          In connection with your request for our opinion, we have reviewed the Exchange Agreement, the draft dated January 15, 1996 of the Form U-3A-2 of MEHC (the "Draft Form U-3A-2") and such other documents as we have deemed necessary for the issuance of our opinion. Based upon such review, we understand the relevant facts, upon which our opinion is based, to be as follows:

          MidAmerican is the surviving corporation from the merger of Midwest Resources Inc., Midwest Power Systems Inc. and

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MidAmerican Energy Holdings Company
MidAmerican Energy Company
February 28, 1996
Page 2


Iowa-Illinois Gas & Electric Company, which was effective July 1, 1995. MidAmerican is a public utility company within the meaning of Section 2(a)(5) of the Act and currently provides both electric and gas utility services in the states of Iowa, Illinois and South Dakota and gas utility services in Nebraska.

          MEHC is an Iowa corporation formed solely for the purpose of becoming the holding company for MidAmerican and its subsidiaries following the Share Exchange. MEHC does not have any other operations. Following completion of the Share Exchange, MEHC will own all of the outstanding common stock of MidAmerican. As a result, MEHC will be a holding company as defined in Section 2(a)(7) of the Act. MidAmerican will be the only public utility subsidiary of MEHC.

          According to the Draft Form U-3A-2, as of December 31, 1994, on a pro forma basis, the MEHC holding company system would have had consolidated revenues of $1,513,675,370, consolidated net utility plant of 2,645,159,408 and approximately 1,209,509 utility customers. Of these amounts, $1,233,756,489 of the system's consolidated revenues would have been derived from operations in Iowa, $190,787,147 of the consolidated revenues would have been from operations in Illinois and $89,131,734 of the consolidated revenues would have been from operations in South Dakota and Nebraska. Similarly, $2,248,056,848 of system's consolidated net plant would have been in Iowa while $352,643,641 would have been located in Illinois and $44,458,919 of the net plant would have been in South Dakota and Nebraska. Finally, the system's customers would have been located in Iowa (998,813), Illinois (146,723) and South Dakota and Nebraska (63,973).

          Based on the foregoing facts and subject to the assumptions and qualifications contained herein, and upon such legal authorities as we have deemed relevant, it is our opinion that following the Share Exchange, MEHC may in good faith claim an exemption from all provisions of the Act except Section 9(a)(2) under Section 3(a)(1) of the Act pursuant to Rule 2 thereof by filing a Form U-3A-2 with the Securities and Exchange Commission (the "SEC"), PROVIDED THAT the Form U-3A-2 as filed is not materially different from the Draft Form U-3A-2 reviewed by us. The bases for our opinions are set forth below.

          In order to claim an exemption under Section 3(a)(1) of the Act, the holding company:

               and every subsidiary company thereof which is a public utility from which such holding company

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MidAmerican Energy Holdings Company
MidAmerican Energy Company
February 28, 1996
Page 3


               derives, directly or indirectly, a material part of its income, [must be] predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary thereof are organized.

Rule 2 promulgated under the Act allows eligible holding companies, without obtaining an order from the SEC, to claim this exemption on an annual basis by filing a Form U-3A-2 with the SEC by March 1st of each calendar year. Rule 2 provides that through the mechanism of Rule 6 under the Act, the SEC may notify a holding company claiming an exemption if it appears that a substantial question of law or fact exists as to whether the claimant is eligible for such exemption or if any question exists as to whether such exemption is detrimental to the public interest or the interests of investors or consumers. Rule 6 also provides that 30 days after such notification, the claimed exemption shall terminate.

          Following the reorganization, MEHC intends to claim an annual exemption under Section 3(a)(1) pursuant to Rule 2 based on the fact that MEHC and MidAmerican both (i) are incorporated in the State of Iowa, (ii) are "predominantly intrastate in character," and (iii) carry on their businesses substantially in the State of Iowa. MEHC and MidAmerican are both Iowa corporations and are thus incorporated in the same state. In addition, although the SEC has not provided any clarification as to the difference between the "substantially in a single state" requirement and the "predominantly intrastate" requirement of Section 3(a)(1), since both entities operate their businesses in Iowa, they appear to carry on their business substantially in a single state. Moreover, as noted below, the case law surrounding Section 3(a)(1) exemptions focuses on the "predominantly intrastate" criterion and there does not appear to be a substantive difference between that requirement and the "substantially in a single state" requirement. Thus, since MEHC and MidAmerican are "predominantly intrastate in character," they also carry on their business "substantially in a single state, " within the meaning of the Act as demonstrated by both existing precedents and the views of the Division of Investment Management of the SEC in its report entitled "The Regulation of Public Utility Holding Companies" (June
1995) (the "Report").

          In determining whether a company's operations are "predominantly intrastate in character," the SEC has primarily examined the amount of revenues derived by that entity from out-

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MidAmerican Energy Holdings Company
MidAmerican Energy Company
February 28, 1996
Page 4


of-state activities, (1) but has also considered out-of-state service area, customers, property, generation and sales.(2) While no specific numerical tests have been set as a guide for interpreting the meaning of the term "predominantly" in order to establish eligibility for this exemption, holding companies have claimed exemptions under Section 3(a)(1) pursuant to Rule 2 with disclosed out-of-state revenue percentages as high as 22.4% and disclosed out-of-state energy sales as high as 37%, which exemptions have not been challenged by the SEC in a Rule 6 proceeding.(3)

          In the case of the public utility system to be owned by MEHC following the Share Exchange, as of December 31, 1994, 18.5% of the system's consolidated revenues would have been from operations outside Iowa; 15.0% of net utility plant would have been located outside Iowa and 17.4% of the system's customers would have been out-of-state. These amounts are well within the existing range of claimed exemptions that the SEC has not questioned.(4) Another factor that weighs in favor of MEHC claiming this exemption is that the Iowa Utilities Board ("IUB") must review the Share Exchange before it can become effective and

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(1)  SEE COMMONWEALTH EDISON COMPANY, 28 SEC 172, 173 (1948); YANKEE ATOMIC
     ENERGY COMPANY, 36 SEC 552, 567 (1955). The focus of these Section 3(a)(1) orders is on the "predominantly intrastate" requirement of the exemption.

(2) SEE WISCONSIN ELECTRIC POWER COMPANY, 28 SEC 906 (1948). Again, the focus of this Section 3(a)(1) order is on the "predominantly intrastate" requirement.

(3) SEE, E.G., 1983 Form U-3A-2 filed by Diversified Energies/Minnegasco, Inc. (22.4 % of 1982 revenues from out-of-state); 1990 Form U-3A-2 filed by Texas-New Mexico Power Company (20.8% of 1989 consolidated revenues from out-of-state, 19.8% of consolidated net utility plant out-of-state and 19.2% of the consolidated system's total customers out-of-state); 1995 Form U-3A-2 filed by Southwestern Energy Company (parent company of Arkansas Western Gas Co.) (out-of-state retail gas sales of 37%).

(4) It should be noted that case law decisions to date relating to requests for a Section 3(a)(1) exemption by order of the SEC only provide support for out-of-state revenues of up to 9.9%. SEE SIERRA PACIFIC RESOURCES, HCAR No. 24566 (Jan. 28, 1988). MEHC is not, however, requesting such an order.

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MidAmerican Energy Holdings Company
MidAmerican Energy Company
February 28, 1996
Page 5


in such review the IUB will ensure that it has sufficient regulatory authority over MEHC going forward in order to protect the public interest.(5) Similarly, the Illinois Commerce Commission must approve the Share Exchange and will no to so if it finds such reorganization to be detrimental to the public










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(5)  Section 476.77 of the Iowa Code (1995) sets the standard for IUB review and requires a finding that "the reorganization is not contrary to the interest of the public utility's ratepayers and the public interest." This section also states that in making its determination the IUB may consider:
     "Whether the board will have reasonable access to books, records, documents. Whether the public utility's ability to attract capital on reasonable terms ... is impaired. Whether the ability of the public utility to provide safe, reasonable service is impaired. Whether ratepayers are detrimentally affected. Whether the public interests is detrimentally affected." The required IUB finding ensures that MEHC will be adequately regulated post-reorganization.

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MidAmerican Energy Holdings Company
MidAmerican Energy Company
February 28, 1996
Page 6


interest it protects.(6) This accords with the statement of the Division of Investment Management in the Report that:

          It is clear that the range of circumstances in which a holding company may be susceptible to effective state regulation, or otherwise not the type of holding company at which the Act is directed, is substantially broader than that encompassed by the five specific exemptions contained in section 3(a) .... the Division believes that greater flexibility is needed in the administration of the present exemptions.(7)

          In addition to the analysis discussed above, we have discussed the status of MEHC following the Share Exchange with a senior member of the SEC staff responsible for administering the Act. We have also provided the SEC staff member with a copy of the Draft Form u-3A-2, as well as a memorandum containing our

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(6)  Section 7-204 of the Illinois Public Utilities Act states that in reviewing a proposed reorganization, the ICC must find that "[it] will not diminish the utility's ability to provide adequate, reliable, efficient, safe and least cost ... service; ... [it] will not result in the unjustified its customers; ... costs and facilities are fairly and reasonable allocated between utility and non-utility activities ... [it] will not significantly impair the utility's ability to raise capital .. [and] the utility will remain subject to all applicable laws ... governing the regulation of Illinois public utilities." The statute also authorizes the ICC to impose conditions on the holding company as part of the approval process.
     Moreover, it should be noted that in 1993 the Illinois legislature passed a statute (22 ILSC 5/9-230) allowing Illinois utilities to form holding companies without obtaining the approval of the ICC for a period of 550 days following the enactment of the statute provided that the ICC would have access to the holding company's books and records and certain affiliate transactions would be approved by the ICC as well as certain allocations of assets, liabilities and expenses for ratemaking purposes. Although the 550 day period has expired, this statute indicates that the Illinois legislature does not view the creation of utility holding companies as generally detrimental to the public interest.

(7)  Report at 119.

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MidAmerican Energy Holdings Company
MidAmerican Energy Company
February 28, 1996
Page 7


analysis of MEHC's status as set forth above. The SEC staff has indicated that it does not take exception with our opinion that, following the Share Exchange, MEHC has a good faith basis to claim an exemption under Section 3(a) (1) of the Act pursuant to Rule 2 thereof.

          We have not examined, and are not opining with respect to any federal, state or other law and its implication on the Share Exchange other than the Act.

          This opinion is provided to you solely for your benefit and may not be delivered to or relied upon in any manner or used by any other person or entity without our express written consent. Notwithstanding the foregoing, we hereby consent to the use of this opinion letter as an exhibit to MEHC's registration statement on Form S-4 relating to the Share Exchange (the "Registration Statement") and the Prospectus contained in the supplements thereto. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                             Very truly yours,


                                             /s/ LeBoeuf, Greene & Macrae L.L.P.